GarageSkins, Inc.



ANNUAL REPORT

2191 Meadow Place SE, Albany, OR 97322

www.garageskins.com

BUSINESS

Corporate Background and General Overview

GarageSkins, Inc. was formed as an Oregon corporation on December 24, 2014 for the purposes of continuing and finalizing the development of the GarageSkins real wood garage door overlay systems. This system, which once finalized, will be brought to the US marketplace and is the first of its kind system that can completely transform the exterior appearance of an existing metal multisection overhead garage door.

First conceived in 2012, the GarageSkins system was initially developed under a separate entity, GarageSkins LLC, which was wound down in December 2014 in anticipation of the launch of GarageSkins, Inc. No assets were transferred as all intellectual property was developed under the personal name of Richard Medlen, the GarageSkins inventor and company founder. The rights to this intellectual property have been subsequently transferred to GarageSkins, Inc.

The GarageSkins real wood garage door overlay system was developed to fill a marketplace void—there is no current solution for a homeowner, Realtor, architect or builder/remodeler that wishes to have a wood garage door but does not want to replace their existing metal door. Our GarageSkins, Inc. overlay systems have neodymium magnets (also called rare-earth) that attach the panels to the steel garage door and keep them there throughout the open/close cycle and through weather events.

Constructed of very thin veneers that have been chemically treated to resist humidity infiltration then overlaid onto foamcore backing, our GarageSkins, Inc. systems are incredibly lightweight and so easily attached that almost anyone can install them. Simply attach the edge strips with the 2-sided tape, then snap the GarageSkins, Inc. panels in place. They are even packed in the order of installation so that the installer doesn't have to guess what order the panels are installed. Adequate clearance is given on each side so that they don't interfere with the operation of the garage door. Steep beveling of the top panels ensures that they will clear the header upon opening.

Developed with the mid-to-high level homeowner in mind, our GarageSkins, Inc. systems create the ability for our customers to dramatically enhance the curb appeal of their home and bring the garage door, which up until very recently has been ignored in the overall design of the home, up to par with the rest of the landscaping and exterior ornamentation of their home.

Future additions to our GarageSkins product line will include paintable versions, front door overlays, sports logos, even Internet-of-Things (IoT) enabled LED's embedded for seasonal programmable displays.



Development History

Beginning with the idea that there had to be some sort of way to enhance an already-hung garage door without complete replacement, founder Rick Medlen set about discovering a way to improve his garage door. Finding nothing other than peel-n-stick vinyl overlays, he set about creating a system that could easily be installed by almost anyone, yet gave the appearance after installation that a real-wood carriage house styled garage door had been installed.

First experiments with plywood cut and glued onto the door produced a nice look but proved way too heavy for the garage door opener and spring system to lift. Wanting to keep the real wood exterior, Rick searched for ways to eliminate weight while keeping the dimensionality that separates real wood doors from the wood-grained metal doors that are readily available in the marketplace. It's this dimensionality that truly emulates the look of a rail and style constructed garage door and is what would eventually set the GarageSkins systems apart in the marketplace from the competition.

Several issues presented themselves during development:

- Adhering very thin wood veneer to a polystyrene foam underlayment in a manner that allows for some wood movement without damaging the adhesion.

- Exact magnet placement to ensure strong bonding without adding any non-essential weight

- Veneer shrinking and swelling due to humidity and temperature fluctuations

- Bleaching of the wood due to long UV exposure

- Finding an adequate finish that can protect the system and withstand the elements, and be applied and cured rapidly at commercial production scale

While it has taken years of development work and experimentation, all of these issues have been addressed and long-term testing is underway to ensure that the final commercial product will last and maintain its beauty for years to come.

During our experimentation, adhesion techniques have been developed that as far as we can determine, are not being used anywhere else and future process patents are contemplated to protect and commercialize these processes. These processes greatly speed the curing of the adhesive and allow a 24-hour cure cycle to be cut to approximately 45 minutes, which will allow us to produce the GarageSkins systems at a much more rapid rate and keep our equipment and personnel costs minimized.

Competition

There are several marketplace solutions for someone that wishes to enhance the look of their existing garage door:

- Faux Painting

- Vinyl Overlays

- Decorative Hinges and Handles

- Complete Garage Door Replacement

Faux painting can produce an adequate simulated wood grain appearance, and while there are several artists that can create a great look, most can't and therefore the results are quite often of poor quality and appearance. The cost for faux painting can range from $300 to $1200 depending on the area of the country and the quality of the artist.

Vinyl overlays can be purchased and installed, and give a wide variety of appearances, from that of high-end sports cars parked in one's garage to the appearance of real wood. These vinyl overlays require heat treatment to apply correctly and then require perfectly accurate slicing along the panel joints to allow the garage door to operate correctly. While readily available, this solution is rarely seen as the appearances these overlays create are more of a novelty than true high-design.

Decorative handles and hinges can be readily purchased at any home improvement center or through a variety of online vendors. This is a solution that has become very popular since for a low investment a quick dress-up of the garage door can be had. The improvement, while minimal, at least gives some interest to an otherwise plain boring garage door. These handle/hinge combinations can be purchased that either screw into the metal of the garage door, or more recently come with inset magnets that allow a simple click-on installation.

Complete garage door replacement. This is our true competition and will require education of the public as to why our GarageSkins systems are on a cost equivalent of a basic metal garage door replacement that has had a wood-grain powder coating applied. Almost all garage door manufacturers now offer some sort of entry-level garage door that has a wood-grain look. However they have not yet produced an entry level door that truly simulates the look and dimensionality of real wood.

Garage door companies have definitely sensed the market demand for real wood garage doors and have created metal overhead doors with wood adhered to the exterior to create a solid-wood appearance. However these doors start in the price range of $4500 and upwards, and have the inherent flaw of having dimensional wood exposed to the elements that requires periodic refinishing and should that refinishing not be performed rigorously, the eventual deterioration of that wood. Solid wood doors require the same upkeep and are rarely installed as the weight and clearance issues require resetting the garage door tracks and even replacing the garage door header to handle the incredible weight addition.

This leaves a wide open marketplace for a system that is easily installed by the homeowner, gives a true dimensional wood look to the garage door, does not require long-term maintenance, and requires no replacement of the existing garage door.

Employees

The Company has no employees other than its founder, Rick Medlen. To conserve funds and ensure that every net investment dollar is spent in getting the GarageSkins systems to market, no salaries are being paid at this time.

Legal Proceedings

There are no currently-known legal proceedings against the Company.

Indebtedness

The following is a current summation of the outstanding debt obligations of the Company:

- (2) Lines of Credit between the Company and founder's wife Julie Medlen and having an aggregate balance as of December 31, 2017 of $16,794.92.

- Convertible notes issued Feb 2015 totaling $40,000 and having a balance as of December 31, 2017 of $48,922.14.

- Convertible notes issued December 27, 2017 pursuant to our Regulation CF offering and having a balance as of December 31, 2017 of 100,076.71.

Risk Factors

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

1. *Patents*

Our patents could be unenforceable or ineffective, and if we are unable to protect our intellectual property, our competitors may develop and market similar or identical products that may reduce demand for our products. While our two utility patents are fully issued and registered with the US Patent and Trademark Office, and all fees to keep these patents in force have been paid, it is likely that once GarageSkins, Inc. has established the GarageSkins product in the marketplace that competitors will enter the market with like products, regardless of the existence of our patents. It will then be incumbent on the Company to take action against those competitors who infringe on our patents, which could result in lengthy and expensive litigation or, depending on the circumstances, we may decide not to exercise our rights.

The laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Accordingly, the fact that we have obtained certain property rights in the United States does not guarantee that we will be able to obtain the same or similar rights elsewhere. Even if we are granted intellectual property rights in foreign countries, we cannot guarantee that we will be able to enforce our rights effectively.

2. *GarageSkins, Inc. is a three year old company with a limited operating history and no revenue to date.*

We are an early– stage company with a limited operating history, no revenues derived from our operations, and no existing clients. We have yet to sell any systems other than six systems sold under a previous entity, GarageSkins, LLC. Further, we have never turned a profit and there is no assurance that we will ever be profitable. It is difficult to predict future performance and our ability to maintain operations is dependent upon a number of factors over which we have limited control. As a result, it is difficult to predict our financial results and they are likely to fluctuate significantly. We also have very limited experience selling our products. Accordingly, we cannot predict with any certainty the timing or level of sales of our products in the future.

In addition to the other factors discussed herein, specific factors that may cause fluctuations in our operating results include demand and pricing for our products, including any change in wholesaler purchasing patterns for our products, timing of new product offerings, acquisitions, licenses or other significant events by us, our partners or our competitors, interruption in the manufacturing or distribution of our products, and significant product returns and rebates. If you are investing in us, it is because you think the GarageSkins real wood garage door overlay systems are a good idea, that GarageSkins, Inc. has secured the intellectual property rights to the GarageSkins systems, that we will be able to successfully market, manufacture and sell the GarageSkins systems and that we can price it right and sell it to enough people so that the company will succeed.

3. *We are subject to all of the risks and uncertainties of a new business.*

We are subject to all of the risks and uncertainties normally associated with an early stage business, including potential manufacturing issues, difficulties establishing our marketing and distribution operations, lack of name recognition, lack of adequate capital, difficulties hiring and retaining qualified employees and difficulties in complying with all applicable federal, state, and local regulatory and administrative requirements. There is no assurance that we will be able to market products that will generate enough revenues for us to maintain profitability. As a result, we be certain that we will be able to sustain profitability, if achieved. Our lack of an operating history may make it difficult for you to evaluate our business prospects in connection with an investment in our securities.

4. *Our business projections are estimates only and the commercial success of any products that we may develop will depend upon the degree of market acceptance by consumers.*

There can be no assurance that we will meet business projections. There can be no assurance (i) we (or you) will be profitable, (ii) there will be sufficient demand for product, (iii) people will think our product is a better option than complete garage door replacement and (iv) we have priced our systems at a level that allows us to make a profit and still attract business. Any new products we develop in the future may not gain market acceptance by consumers. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our current and future products will depend on a number of factors, including the willingness and ability of consumers to adopt our products, the ability to manufacture our products in sufficient quantities with acceptable quality and to offer our products for sale at
competitive prices, and marketing and distribution support for our products.

5. *The GarageSkins systems could prove to be environmentally unstable in the long run.*

While every effort to test and stress the GarageSkins systems has been made and will continue to be made, there is a risk that the veneers and adhesives will not hold up to the repeated temperature, humidity and UV fluctuations that are inherent in any product intended to be solely utilized outdoors. Any undesirable side effects that might be caused by our products could interrupt, delay or halt the commercialization and marketing of the products. In addition, if we start selling any of our products and we or others later identify undesirable side effects caused by the product, this could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from its sale.

6. *A larger entity could enter the market and we could face substantial competition in the development of our products which may result in others developing or commercializing products before or more successfully than we do.*

If the Company shows that there is a market for garage door overlays, then a larger and more established company could enter the marketplace and based on its relationships and other resources create a presence that could decrease our market share. Furthermore, we are engaged in the home improvement industry, which is characterized by intense competition and rapidly evolving technology. Many large companies are pursuing the development of competing products. We expect to face, intense competition as new products enter the market and advanced technologies become available. Many of our potential competitors have significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture, and commercialize products.

7. *Management may not perform as necessary to be successful*

While great efforts have taken place to assemble a launch team that has deep industry experience in each of their respective fields, this team has never worked closely together before as an entire unit and it could be the case that one or more of this team could choose to exit the business before our successful launch. It is not clear whether all of the members of management will remain with us in the future. In addition, we rely heavily on our founder, Rick Medlen. If Rick were to become unable or unwilling to provide services on our behalf, then our likelihood of becoming a successful company would likely greatly diminish.

8. *We may not be able to source sufficient quality raw materials*

GarageSkins, Inc. will source materials globally, with our veneer supply housed in Europe and magnets and other raw materials coming from the Asian marketplace. Supporting materials will be purchased locally in the United States. Labor strikes, environmental issues, shipping delays, and upstream manufacturers' stability all present risks to the successful launch and continued growth of the GarageSkins product. Without sufficient raw materials, we would be unable to deliver sufficient product to meet market demand. In addition, any of the raw materials used in our product may suffer from a lack of quality that is not under our control, which would harm our brand and, potentially, our long-term success.

The materials and products we acquired from third-party suppliers and manufacturers under purchase orders and not under supply agreements. A loss of any of these suppliers and any difficulties in finding or transitioning to alternative suppliers could harm our business. In the event we are unable to procure certain materials, we may need to discontinue some products or develop substitute products, which could harm our revenue. In addition, if we experience supply shortages or regulatory impediments with respect to the raw materials we use in our products, we may need to seek alternative supplies or suppliers and may experience difficulties in finding materials that are comparable in quality and price.

9. *Our workforce may not provide adequate services*

We are highly dependent on our key personnel. Today's workforce is migratory in nature and the length of employment often is less than in past years. This transitional workforce represents a risk to our ability to maintain a skilled and committed labor force. To mitigate this risk and in keeping with our mission statement, we will strive to provide a place of employment that continues to be highly attractive to workers and management. The loss of the services of key personnel might impede the achievement of our research, development, and commercialization objectives. Replacing key personnel may be difficult and time-consuming because of the limited number of individuals in our industry with the skills and experiences required to successfully develop and commercialize our products. We generally do not maintain key person life insurance to cover the loss of any of our employees. Recruiting and retaining qualified personnel will also be critical to our success. We may not be able to attract and retain this personnel on acceptable terms, if at all, given the competition for similar personnel. In addition, we may rely on consultants and advisors, including production, and marketing advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

10. *We have set an exclusive use of the funds and will need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all.*

We estimate that we will require at least $435,000.00 to commence commercial production of the GarageSkins systems. Therefore, we may need to raise additional capital from bank loans, future sales of securities or some combination thereof before we can commence commercial production. We do not have any arrangements in place for additional funds and no assurance can be given that required funds will become available on favorable terms, or at all. Furthermore, if we issue equity or debt securities convertible into equity to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. If we are unsuccessful in obtaining additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment.

11. *Claims by other parties that we infringe or have misappropriated their proprietary technology may result in liability for damages, royalties, or other payments, or stop our development and commercialization efforts.*

Competitors and other third parties may initiate litigation against us based on infringement or misappropriation of their proprietary information. Payments under such claims could increase our operating losses and reduce our resource available for development activities. Furthermore, a party making this type of claim could secure a judgment that requires us to pay substantial damages, which would increase our operating losses and reduce our resources available for development activities. A judgment could also include an injunction or other court order that could prevent us from making, using, selling, offering for sale, or importing our products or prevent our customers from using our products. If a court determined or if we independently concluded that any of our products or manufacturing processes violated third-party proprietary rights, our clinical trials could be delayed and there can be no assurance that we would be able to reengineer the product or processes to avoid those rights, or to obtain a license under those rights on commercially reasonable terms, if at all.

12. *Changes in economic conditions could materially affect our ability to maintain or increase sales.*

The home improvement industry depends on consumer discretionary spending. The United States in general or the specific markets in which we operate may suffer from depressed economic activity, recessionary economic conditions, higher fuel or energy costs, low consumer confidence, high levels of unemployment, reduced home values, increases in home foreclosures, investment losses, personal bankruptcies, reduced access to credit or other economic factors that may affect consumers' discretionary spending. Economic conditions may remain volatile and may depress consumer confidence and discretionary spending in the future. Negative economic conditions, if and when they exist, might cause consumers to make changes to their discretionary spending behavior, including spending currently made on our line of products. If such sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales and this could materially adversely affect our business, financial condition, or results of operations.

13. *You cannot easily resell our Company's securities.*

There is not now and likely will not be a public market for our stock. Because the stock has not been registered under federal securities laws or the securities laws of any state or non-United States jurisdiction, the stock has transfer restrictions. It is not currently contemplated that registration under securities laws will be effected. Limitations on the transfer of the stock may also adversely affect the availability or price that you might be able to obtain for the stock in a private sale.

14. *We have failed to file Form D filings with the Securities and Exchange Commission (SEC)*

We previously engaged in Regulation D offerings for which we did file any Form D. There may be severe consequences due to our failure to file a Form D, including but not limited to (i) the SEC may issue substantial penalties against us, (ii) the SEC may have us enjoined from future use of any federal private placement exemptions, including any offerings that would otherwise be exempt under Regulation CF, and (iii) state securities agencies may require us to file a copy of Form D, which Form D we do not have, and may result in state fines or other penalties. As of January 3, 2018, all required Federal filings of Form D have been filed with the Securities and Exchange Commission.

15. *An unusual number of product liability or breach of warranty claims for defective products could expose us to expensive claims and damage our standing with customers.*

We are exposed to product liability and product warranty claims relating to our products that could adversely affect our financial condition, results of operations and cash flows. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the products we stock and in our reputation.

Intellectual Property

GarageSkins, Inc. owns the entire rights to all intellectual property associated with the development and commercialization of the GarageSkins products. These include (2) issued United States Utility Patents and the registration of the GarageSkins name and logo(s).

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are considered to be an early stage company, since we are devoting substantially all of our efforts to developing our GarageSkins, Inc. product and planning the launch of that product into the home improvement marketplace. Planned principal operations have not commenced. We incorporated in December 2014 and have dedicated all funds raised specifically to these operations.

Financial Statements

Our CPA-reviewed financials are attached as Exhibit A. These include notes that substantially duplicate the information in this Annual Report.

Operating Results

In 2017, significant product development was completed and raw materials suppliers identified that have committed to supporting the GarageSkins product line and have done so by providing large quantities of veneer and neodymium magnets for our continued prototyping and testing. These partnerships have allowed us to build out our costing model and solidify our proforma such that a navigable timeline to market is now predictable.

2017 also brought to fruition the advent of equity crowdfunding under the JOBS Act of 2012's final rules, commonly known as Regulation CF. Shortly after the SEC released its final rules around Regulation CF, our Company began crafting one of the first campaigns in the US to offer securities to the over 2,000 people on our waiting list as of January 2017. In August we had cleared the regulatory hurdles and launched our first campaign selling convertible notes (see Financial Statements for Note details). This resulted in the sale of $100,000 Convertible Notes to 155 investors, the funding of which was transferred to the Company on December 27th 2017.

Once the first traunch of funding was secured during this campaign, it was decided to engage EXPAND, a social media and branding agency in Portland, Oregon to craft and manage the outreach it would take to continue the success of this campaign. Significant money was dedicated towards this campaign's outreach with two goals in mind: Introduce the product to the general public, and secure interest in investing in the Company. We believe that this campaign and the roughly $21,000 spent on this outreach had long-reaching effects as it reached well over 2,000,000 people and began the education process as to the product's unique features that are not available through any other system as far as we know.

Significant expenditures were also steered towards professional services such as Certified Public Accountants and Attorneys to review and help craft this campaign, and to review previous year's financial statements. This expenditure was roughly $9,300 and included preparations for the launch of our second equity crowdfunding campaign targeted to begin in January, 2018.

Liquidity and Capital Resources

As of December 31, 2017 the Company had $49.737.58 in cash and cash equivalents on hand. To date we have funded our operations through the sale of private securities, a series of lines of credit from the founder's wife Julie Medlen , and the proceeds of our equity crowdfunding campaign. Our second equity crowdfunding campaign has resulted in commitments of $95,974 as of April 10, 2018 and of that commitment, $47,798 has been funded to our account.

We will need to raise significant additional capital before beginning manufacturing and sales operations. Our proforma predicts needing a minimum of $500,000 in liquid funds available before we can comfortably sign leases, onboard staff and management, purchase significant raw materials and industrial equipment, and begin production. Conservative management approaches dictate adding reserves to this amount to adequately fund any unknown occurrences and delays that might take place.

The Company continues to assemble its waiting list that has grown to over 3,000 potential purchasers. While it is not the nature of interested lists to convert at 100%, initial outreach to this list will have a high conversion rate and an almost nil cost of acquisition as they are already aware of and anticipatory of the product's launch. These initial sales will provide ready working capital to see the Company through to cash-flow positive status.

Plan of Operation

We currently plan on continuing testing on the GarageSkins products and have seen good results so far. We have engaged the Wood Innovations Laboratory at Oregon State University to perform and analyze results from accelerated weatherization testing including simulating a 1-year exposure to the South Florida sun, a climate generally accepted as the harshest on exterior wood products.

New prototypes are being completed that will be available to showcase to potential investors during the remainder of our fundraise. These prototypes are designed to address the contemporary marketplace which has not yet been done in our previous prototyping. These new systems will show off the versatility of our GarageSkins systems and the wide variety of designs possible.

Once adequate funding has been secured, we plan on very quickly completing:

- Signing leases on production facilities
- Ordering large quantities of raw materials
- Onboarding key management and staffing
- Outfitting facility with commercial production equipment
- Assembling and testing production line

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of service
Executive Officers:		
Richard L Medlen	Chief Executive Officer, Secretary	Since inception
Director:		
Richard L Medlen	Sole Director	Since inception

Richard L Medlen (Rick) is an avid home improvement enthusiast, entrepreneur, professional manager and non-profit leader. Professionally trained as an Electrical Engineer at Colorado State University, his career in management and sales uniquely positions him to not only lead the developmental stage of GarageSkins, Inc., but to successfully transition from development to commercial production and sales. Rick has been in key positions in 2 different successful start-ups and has helped manage their growth into the hundreds of millions of dollars in annual revenue. He has been mentored by some of the most successful entrepreneurs on a national level, and is ready to launch the GarageSkins overlays systems using the best of the best philosophies in production and sales.

As President of the Board of Directors for Habitat for Humanity of Oregon, Rick works tirelessly to provide much-needed resources to the 30 individual Habitat for Humanity affiliates throughout Oregon. His leadership of this organization has helped secure $800,000 in grants in 2018 alone, and has resulted in HFHO receiving certification as a Community Development Financial Institution which will allow Habitat affiliates and other like non-profits to access billions in federal home-ownership dollars to continue to meet the need of those underserved by society.

Rick's tireless work ethic and laser focus on the task at hand ensures that the GarageSkins product and company will be launched successfully and be given every chance possible for rapid growth and marketplace acceptance.

PRINCIPAL SECURITIES HOLDERS

Name of holder	No. and class of securities now held	% of voting power prior to offering
Richard L Medlen	8,000,000 shares of common stock	100%

RELATED PARTY TRANSACTIONS

We have two (2) existing lines of credit between GarageSkins, Inc. and Julie Medlen, the founder's wife, that as of December 31, 2017 have an aggregate outstanding balance of $16,795.00. These notes carry a zero percent interest rate and are repayable upon demand.

It is anticipated that these notes will be paid once adequate capital is raised to launch production. Other than these notes there are no related party transactions nor any anticipated.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.00001 per share. As of April 19, 2018, approximately 8,000,000 of voting common stock are outstanding along with 138,579 shares of non-voting common stock. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation.

Voting Common Stock: 8,000,000 outstanding shares

The Company's Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 15,000,000 shares of voting common stock (the "Voting Common Stock"), of which 8,000,000 are issued and outstanding.

Voting Rights

The holders of shares of Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholder and may act by written consent in lieu of a meeting.

Dividend Rights

The holders of shares of Voting Common Stock together with the holders of shares of Non-Voting Common Stock are entitled to dividends if and when declared by the board of directors of the Company (the "Board") and paid to them.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Voting Common Stock with the holders of Non-Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of the Company, holders of Voting Common Stock and holders of Non-Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

Non-Voting Common Stock: 138,579 outstanding shares sold through Regulation CF 2018 campaign

The Articles of Incorporation authorize the issuance of 5,000,000 shares of non- voting common stock (the "Non-Voting Common Stock"), of which 138,579 shares are issued and outstanding as of April 19, 2018. The Non-Voting Common Stock was authorized in connection with this offering and will be issued to investors in this offering.

Voting Rights and Information Rights

The holders of shares of Non-Voting Common Stock shall have the same rights, privileges and preferences as the holders of Voting Common Stock, except that (a) the Non-Voting Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of Non-Voting Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Common Stock; and (c) the holders of Non-Voting Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Dividend Rights

The holders of shares of Non-Voting Common Stock together with the holders of Voting Common Stock are entitled to dividends if and when declared by the Board and paid to them.

Liquidation Distributions and Change of Control

In the event of the liquidation, dissolution, or winding up of the Company, the holders of Non-Voting Common Stock with the holders of Voting Common Stock will be entitled to share pro rata in all of the assets of the Company after payment of all liabilities and setting aside sufficient assets as required under law. In the event of a change of control of the Company, holders of Non-Voting Common Stock and holders of Voting Capital Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company upon distribution of the proceed received by the Company in the sale of assets.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets f the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

GARAGESKINS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

GarageSkins, Inc.
Index to Financial Statements
(Unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Stockholders
GarageSkins, Inc.
Albany, OR

We have reviewed the accompanying financial statements of GarageSkins, Inc., an Oregon corporation, (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholder's deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Newport Beach, California
April 6, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

GARAGESKINS, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current assets:		
Cash	$ 50,009	$ 667
Escrow funds receivable	6,033	-
Total current assets	56,042	667
Total assets	$ 56,042	$ 667
Liabilities and Stockholder's Deficit		
Current liabilities:		
Accrued liabilities	-	1,030
Notes payable to related party	16,795	8,748
Total current liabilities	16,795	9,778
Accrued interest	8,999	5,422
Convertible notes, net of discount	160,580	40,000
Total liabilities	186,374	55,200
Commitments and contingencies (Note 4)	-	-
Stockholder's Deficit:		
Common stock	80	80
Accumulated deficit	(130,412)	(54,613)
Total stockholder's deficit	(130,332)	(54,533)
Total liabilities and stockholder's deficit	$ 56,042	$ 667

GARAGESKINS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	15,794	2,535
Sales and marketing	21,301	270
Research and development	5,320	2,502
Total operating expenses	42,415	5,307
Operating loss	(42,415)	(5,307)
Other expense:		
Interest expense	33,384	2,972
Other expense	-	40
Total other expense	33,384	3,012
Net loss	$ (75,799)	$ (8,319)

GARAGESKINS, INC.
STATEMENTS OF STOCKHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

| | Common Stock | | Accumulated | Stockholder's |
	Shares	Amount	Deficit	Deficit
December 31, 2015	8,000,000	$ 80	$ (46,294)	$ (46,214)
Net loss	-	-	(8,319)	(8,319)
December 31, 2016	8,000,000	80	(54,613)	(54,533)
Net loss	-	-	(75,799)	(75,799)
December 31, 2017	8,000,000	$ 80	$ (130,412)	$ (130,332)

GARAGESKINS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (75,799)	$ (8,319)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of debt discount	30,000	-
Changes in operating assets and liabilities:		
Bank overdraft	-	(938)
Accrued liabilities	(1,030)	-
Accrued interest on convertible notes	3,577	2,972
Net cash used in operating activities	(43,252)	(6,285)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from convertible notes	84,547	-
Proceeds from notes payable to related party	8,047	6,850
Net cash provided by financing activities	92,594	6,850
Increase in cash and cash equivalents	49,342	565
Cash and cash equivalents, beginning of year	667	102
Cash and cash equivalents, end of year	$ 50,009	$ 667
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report
and notes to the financial statements

5

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

GarageSkins, Inc. was formed on December 24, 2014 ("Inception") in the State of Oregon. The financial statements of GarageSkins, Inc. (which may be referred to as the "Company," "GarageSkins," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Albany, Oregon.

GarageSkins, Inc was formed to develop, manufacture and sell the patented GarageSkins real wood garage door overlay systems. Our GarageSkins systems will allow a homeowner, builder, remodeler or Realtor to completely cover their existing overhead metal garage door with our magnetically attached panels which, when nested together, simulate a high-end, real wood garage door. Our panelized system is designed such that almost anyone can install it onto a standard-sized metal garage door, and is lightweight enough that it will not require any modification of an existing modern metal garage door's springs or opening mechanism.

Going Concern and Management's Plans
We have historically relied on debt and related party financing to fund operations. Since Inception, we have incurred losses and will incur additional costs until revenues are substantial enough to support operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition
The Company will recognize revenues from the sale of the GarageSkins real wood garage door overlay systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Revenue will be deferred in all instances when the revenue is not yet earned. To date, we have not generated any revenues.

Advertising
The Company expenses advertising costs as incurred. For the years ended December 31, 2017 and 2016, the Company incurred advertising costs of $11,891 and $265, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future product offerings. Our research and development costs consist primarily of third-party services providers. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Product Warranty Costs
The Company may provide a warranty on its products. In estimating its future warranty obligations, the Company will consider various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products under warranty. Because revenue activity has not yet commenced and there are no historical warranty estimates, there are no reserves as of December 31, 2017 and 2016.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. At December 31, 2017, the Company had net operating loss carry forwards of approximately $91,000 and a deferred tax asset of $19,000 which is net of the effects of the reduction in deferred tax assets due to The Tax Cuts and Jobs Act that reduced federal corporate income tax rates to 21%, and for which a full valuation allowance was assessed for a like amount, and may offset future taxable income through 2035.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 3 – DEBT

Notes Payable to Related Party
On August 1, 2015, the Company entered into a note payable agreement with Richard and Julie Medlen. Richard Medlen is the Chief Executive Officer of the Company. The agreement calls for advances up to $15,000 and carries zero (0) interest per annum. The note payable is due and payable upon the Company raising over $500,000 in equity financing. Another note payable with Julie Medlen with similar terms was entered into on June 1, 2017. The balance of these notes payable as of December 31, 2017 was $16,795. Accordingly, the Company has $13,205 available under the second note payable. Because the notes payable are meant to be short term and are minimal, any imputed interest on said note payable would be inconsequential.

Convertible Notes
In February 2015, the Company entered into a convertible unsecured promissory note with a third party for $40,000. The note matures in one year and may be extended six (6) months upon approval of both parties. The note bears interest at 7% per annum or the lesser of 15% or the maximum interest rate permitted by applicable law, upon default. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing, or in the absence of such terms, then a weighted average formula in which the lender will receive a 35% discount from the price paid by other investors and the lower of the actual enterprise valuation of the Company or $2,500,000. In the event there is no qualified financing per the terms of the agreement, prior to the initial maturity date or extended maturity date, the lender may, at its option, demand payment of two times the then current principal amount, plus any accrued but unpaid interest. In January 2017, the parties agreed to extend the maturity date to February 2018, and in February 2018, the parties agreed to extend the maturity date to February 2019.

In March 2017, the Company issued a convertible note to the convertible note holder described above in the amount of $30,000 as consideration for continued financial support; as such, no funds were received and it was fully accreted upon inception as the consideration was for prior performance. The note bears zero (0) percent interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default, and is due 24 months from the date of the note. The note may be extended 12 months upon mutual agreement. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing.

In December of 2017, the Company closed its Regulation Crowdfunding campaign in which a total of 155 investors committed various amounts aggregating to $100,000 for convertible notes issued on December 27, 2017. In relation to this raise, the Company incurred $9,420 in offering costs. The Company received proceeds of $84,547 during 2017, which is net of the offering costs previously noted and $6,033 held in escrow for potential refund requests and will be releasable to the Company in May of 2018. These convertible notes bear 7% interest or the lesser of 15% or the maximum interest rate permitted by applicable law upon default and are due 24 months from the date of the notes. The notes may be extended 12 months and other terms amended upon affirmative vote of 51% of the note holders. The note is automatically convertible upon a qualified equity financing, which is an equity financing resulting in at least $500,000 in gross proceeds that takes the form of a priced preferred stock that is closed before the initial maturity date. In such a financing, the convertible debt and interest thereon would convert at the same price as the qualified financing.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDER'S DEFICIT

Common Stock
Upon Inception, the Company authorized the issuance of 15,000,000 shares of common stock with no par value. As of December 31, 2017 and 2016, 8,000,000 of these shares were issued to our founder for $80.

On December 27, 2017, the Company amended their Articles of Incorporation to authorized the issuance of 20,000,000 shares of common stock consisting of 15,000,000 shares of Voting Common Stock and 5,000,000 shares of Non-Voting Common Stock.

NOTE 6 – SUBSEQUENT EVENTS

On January 10, 2018 the Company launched its second Regulation Crowdfunding campaign. Shares of non-voting common stock are being sold at $0.38 per share. To date, the Company has received net funds of $47,798 from this raise.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 6, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.